Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form S-1 of our report dated April 26, 2023, except for Notes 3 and 12, as to which the date is July 18, 2023, relating to the consolidated financial statements of Flewber Global Inc. and Subsidiaries (the “Company”) as of and for the years ended December 31, 2022 and 2021. Our opinion included an explanatory paragraph as to the Company’s ability to continue as a going concern; an emphasis of matter paragraph relating to the restatement of the 2022 and 2021 consolidated financial statements; and an emphasis of matter paragraph with respect to the Company changing its accounting policy for leases. We also consent to the reference to our firm under the heading "Experts" appearing therein.

/s/ GRASSI & CO., CPAs, P.C.

Jericho, New York

September 14, 2023